ImVisioN Therapeutics Inc.

Prospectus Summary

ImVisioN Therapeutics Inc. has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. If this prospectus summary is delivered in electronic form, you may access a copy of this prospectus using the following active electronic hyperlink:

http://www.imvision-therapeutics.com/media/Prospectus_April_24_2007.pdf

If this prospectus summary is not delivered in electronic form, then a copy of the prospectus accompanies this prospectus summary. You may also get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ImVisioN will arrange to send you the prospectus if you request it by calling Dr. Martin Steiner, Chief Executive Officer directly at the telephone number listed below.

ImVisioN Therapeutics Inc.

The Offering

Issuer:	ImVisioN Therapeutics Inc. (“We” or “ImVisioN”)
Company Offering:	We are offering for sale up to 10,000,000 shares of our common stock at a price of $0.40 per share.
Company Offering Price	$0.40 per share.
Registration Statement

The shares offered have been registered by a Form SB-2 registration statement that we filed with the United States Securities and Exchange Commission (the “Registration Statement”). The Registration Statement was declared effective on April 23, 2007.

Terms of Company Offering	The shares that we are offering will be sold by our directors and officers to whom no commissions or fees will be paid.
Termination of the Offering:	The offering will conclude when all shares of common stock offered hereby have been sold or we decide to terminate the registration of the shares.
Use of Proceeds:

We will use the proceeds that we receive from sales of shares in the Company Offering in order to fund preclinical development and initiation of a first clinical trial of our MAT molecule and for working capital. See the “Use of Proceeds” section of the Registration Statement for a complete description of our planned use of proceeds.

Dilution	Purchasers of our shares in the Company Offering will experience dilution. See the “Dilution” section of the Registration Statement for a complete description of the amount of dilution to be incurred.
No Present Public Market for Our Common Stock:

Our common stock is presently not traded on any market or securities exchange and we have not applied for listing or quotation on any public market. Our objective is to arrange for a market maker to apply for trading of our common stock on the OTC Bulletin Board in the United States after initiation of first human clinical studies.

Outstanding Shares of Common Stock:

There were 35,975,000 shares of our common stock issued and outstanding as at March 29, 2007. If all shares that are offered by us in the Company Offering are sold, then we will have 45,975,000 shares of our common stock issued and outstanding, assuming none of our outstanding stock options are exercised.

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Risk Factors:	See “Risk Factors” and the other information in the Registration Statement for a discussion of the factors you should consider before deciding to invest in our shares of common stock.

Martin Steiner, Ph.D
CEO
ImVisioN Therapeutics Inc.
Feodor-Lynen Straße 5
D-30625 Hannover
Tel.: +49-511-538-896-76
Fax: +49-511-538-896-74
m.Steiner@imvision-therapeutics.com

www.imvision-therapeutics.com

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ImVisioN Therapeutics Inc.

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ImVisioN Therapeutics Inc.

What is ImVisioN?

ImVisioN Therapeutics Inc. is the pioneer in intralymphatic immunotherapy (ILIT), a proprietary, clinically-proven technology that has the potential to enable ImVisioN to make allergen immunotherapy the preferred choice of allergy treatment. ImVisioN’s objective is to become the leader in this field.

What are the advantages of ILIT?

We believe that ILIT will offer several key competitive advantages over other currently pursued approaches for allergen immunotherapy, if we are successful in establishing the clinical viability of this treatment:

  Improved patient convenience: ILIT will only require 3 injections over 4 to 8 weeks. This is a vast improvement compared to the 50 to 80 injections with traditional allergen specific immunotherapy. This is also a substantial improvement over taking sublingual drops or oral tablets daily for several years.

  Improved safety profile: Due to the route of administration and the low allergen dose administered, allergic reactions to immunotherapy (often seen with subcutaneous immunotherapy) are significantly reduced.

  Rapid and long lasting therapeutic effect: Cure of allergic disease will be achieved within several weeks as opposed to years with traditional allergen immunotherapy.

  Extremely low allergen dosage: Compared to the dosage required with ILIT, subcutaneous allergen immunotherapy requires approximately a 1,000 fold greater cumulative allergen dose and oral or sublingual immunotherapy requires more than a 100,000 fold greater cumulative allergen dose.

Investment Summary

  Allergy is one of the fastest growing disease areas today.

  We own potent proprietary technology platforms.

  We have a diversified product development pipeline addressing allergies suffered by more than 50% of the allergic population.

  We believe we will be able to provide a safe, efficacious and convenient allergy immunotherapy, which offers an attractive profit potential.

  Clinical proof-of-concept of ILIT has been demonstrated.

  We have an experienced management team and Scientific Advisory Board comprised of experts in immunology and allergology (including a Nobel Laureate).

  We require relatively low capital to achieve major milestones.

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Our Business

1.1. Overview

ImVisioN Therapeutics Inc. is a biotechnology company incorporated in Nevada, USA, with a heritage in Switzerland and Germany. We are the pioneer in intralymphatic immunotherapy (ILIT), a proprietary technology for the delivery of immunotherapeutics in the treatment of allergies. ILIT is clinically proven and has been shown to be a safer, more efficacious and more convenient means of delivering allergy therapeutics. By applying another proprietary technology, Modular Antigen Transportation (MAT), our objective is to leverage the potential of ILIT to develop drugs that use allergens safely for specific and highly effective antigen presentation. Our lead product is for the treatment of cat dander allergy and we also have programs addressing birch pollen and house dust mite allergies. Our proprietary technology platforms are applicable to further allergy targets, which may be addressed in the future.

1.2. Allergies

Under normal conditions the human immune system can be extremely efficient at identifying and eliminating pathogens and toxins that are a danger to the body. Allergies arise when the immune system mistakenly identifies a harmless substance as a threat and becomes sensitized to the substance.

The process begins when the individual is first exposed to the allergen, i.e. a substance generating allergies. The allergen is taken up and broken down into smaller peptides by antigen-presenting cells (APCs) of the immune system. The resulting peptides are then presented by the APCs to T cells (T helper cell type 2 – Th2), which secrete cytokines that induce B cells to produce allergen-specific IgE. These IgE molecules then bind to high-affinity receptors on basophils and/or mast cells. This step is called sensitization.

Subsequent exposure of a sensitized individual to the same allergen induces cross-linking of the IgE molecules bound to mast cells and basophils in the airways, the gut and the skin, activating them and causing them to release mediators such as histamine, prostaglandins, and leukotrienes. This then results in asthma, gastro-intestinal problems or skin rashes. If the allergen cross-links to IgE bound to basophils in the blood, these mediators can cause allergic shock. This step, called the immediate hypersensitivity or early-phase reaction, occurs within minutes of re-exposure to the allergen and usually resolves within 1 hour. The released mediators affect the blood vessels, mucous glands and bronchial tubes of the patient and usually cause tissue swelling.

Depending on the degree of sensitization, symptoms may range from as benign as a runny nose or a skin rash through to extremely severe reactions like allergic or so called anaphylactic shock or even death. Allergy symptoms can be grouped by the site of inflammation: Allergic rhinitis (nose), allergic conjunctivitis (eye), allergic asthma (lung) and allergic dermatitis (skin). Allergic rhinitis is the leading cause of allergic asthma and about 30% of patients with allergic rhinitis develop and are also suffering form allergic asthma.

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1.2.1. Incidence of Allergies

An estimated 50 to 60 million US Americans (American Academy of Allergy Asthma & Immunology - AAAAI, The Allergy Report) and 80 million Europeans (European Federation of Allergy and Airways Diseases Patients Association) suffer from allergies.

  Allergies are the 6th leading cause of chronic disease in the United States, costing the health care system $ 18 billion annually (AAAAI 1996-2001).

  Allergies are the most frequently reported chronic condition in children, limiting activities for more than 40% of them (AAAAI 1996-2001). The condition accounts for several million days of restricted patient activity and work lost.

  Allergies are a significant and rapidly growing problem in the industrialized world.

The allergy prevalence in the United States and Europe is estimated as follows:

1.2.2. Allergy treatment and drug market

The worldwide allergic rhinitis market has enjoyed a dramatic rate of growth since the early 1990s and reached annual sales of $ 10.5 billion in 2004 (Datamonitor). There are three key alternatives for the treatment of allergic rhinitis:

  Allergen avoidance is the most effective way to prevent an allergic reaction and to reduce the need for pharmacologic intervention. However, it is almost impossible to completely avoid the pollen, moulds, dust mites and pet dander that cause most cases of allergic rhinitis and the majority of patients therefore use pharmaceutical interventions to treat their allergic symptoms.

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  Drugs to treat allergic symptoms (corticosteroids, antihistamines, bronchodilators and decongestants) currently comprise more than 95% of the total market. Antihistamines constitute about two thirds of the market and nasal steroids 25%. There are several treatment alternatives to reduce the symptoms of allergic diseases, but none of these drugs tackle the underlying cause of and cure the allergy. While most of these drugs are relatively well tolerated and have acceptable safety profiles, their efficacy in reducing allergy symptoms is not optimal and most of these drugs have to be taken for as long as the symptoms last, i.e. sometimes the whole allergy season or even year-round for certain allergies.

  Specific Allergen Immunotherapy (SIT) is the only causal therapy to prevent allergic symptoms and currently only comprises about 5% of the total market. Immunotherapy involves the subcutaneous (beneath the skin) injection of gradually increasing doses of the allergen extract to which the person is allergic. The efficacy of SIT is substantially higher than the efficacy of drugs to treat allergic symptoms and immunotherapy has been shown to prevent the progression of allergy to asthma. The relatively low market penetration and acceptance of SIT is mainly due to the cumbersome treatment regimen which requires up to 50 to 80 allergen injections over a period of two to five years and to the frequently occurring allergic side effects of the therapy, which requires the patient to receive the injection under close medical supervision. In order to overcome these shortcomings of current SIT, several companies are now developing the sublingual or oral administration of allergens. Since this practice has been shown to provide inferior efficacy than allergen injections, it is controversial among allergologists and currently only used in Europe.

1.3. Technologies

1.3.1. Intralymphatic Immunotherapy (ILIT)

We are the pioneer of intralymphatic immunotherapy (ILIT), a proprietary technology for the safe and effective delivery of allergy immunotherapy.

Traditional allergen specific immunotherapy uses subcutaneous injections for the delivery of the allergen. In order to achieve the maximum therapeutic effect (i.e. to induce the strongest immune response possible), immunotherapeutics have to be taken up by antigen presenting cells (APCs), which are mainly located in the lymph system. Consequently, there is a strong scientific rationale for the delivery of the immunotherapy direct to the lymph nodes, which contain the highest concentrations of APCs.

ILIT was recently demonstrated by investigators at the University Hospital Zurich to be safe and efficacious for the delivery of allergen specific immunotherapy in a clinical setting. Patients were either treated with 54 subcutaneous injections (n=54) over a three year period or three intralymphatic injections (n=58) over a 2 month period. While all patients completed the intralymphatic therapy, only 60% of the subcutaneous patients completed the full course indicating higher patient compliance for ILIT. Patients receiving ILIT also had significantly fewer adverse events (p<0.05) and subjectively found the injections less painful than a venous puncture. The cure of the allergy was also achieved much faster (3

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months as opposed to 1 year) and with substantially reduced amounts of the allergen (3,000 SQ-U as opposed to 4,000,000 SQ-U).

1.3.2. MAT (Modular-Antigen-Transporter)

Our approach to immunotherapy is based on the reduction of the frequently observed allergic reactions to allergen immunotherapy and on the induction of a highly efficient immune response via an increased presentation of allergen molecules to the immune system. Our approach employs the intralymphatic administration of our proprietary Modular-Antigen-Transporter (MAT) proteins, which are made up of three functionally different modules:

(i)

A translocation module which enables the MAT molecule to pass through the cell membrane and to get into antigen-presenting cells (APCs). These cells are the critical cells of the immune system responsible for processing of the allergen and for the stimulation of a specific immune response to such allergen.

(ii)

A targeting module, which directs the processing of the MAT molecule within the APC and which improves the presentation of the allergen and its components to the immune system, thereby inducing an efficient protective immune response.

(iii)	A module containing the allergen to which the patient is allergic that determines the specificity of the induced immune response.

1.3.3. Competitive Advantage

We believe that ILIT combined with MAT molecules directed against allergic diseases represents an ideal target for product development since current vaccination therapies, except for insect sting allergies, suffer from bad compliance due to:

  the long treatment time spanning several years that requires administration of 50-80 injections, and unfavorable safety profiles of the currently administered immunotherapeutics.

We believe that ILIT of MAT molecules will have the following advantages over other treatment alternatives:

  Improved patient convenience: ILIT for allergic diseases will only require administration of 3 injections. This represents a vast improvement compared to the 50 to 80 injections with traditional allergen specific immunotherapy.

  Improved safety profile: The adverse events of immunotherapy, which are allergic reactions including anaphylactic shock, will be significantly reduced due to the route of administration, mode of action and dosage.

  Rapid and long lasting therapeutic effect: Cure of allergic disease will be achieved within several weeks as opposed to two to three years with traditional allergen specific immunotherapy.

As a consequence, these benefits are expected to result in higher patient compliance and general acceptance of allergy immunotherapy and in

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reduced overall costs of allergen immunotherapy (fewer doctor visits, reduced use of symptomatic drugs).

1.3.4. Intellectual Property

We have obtained an exclusive license from MannKind Corporation to patents claiming the intralymphatic administration of allergens for the treatment and prevention of allergies, allergic responses and allergic diseases. This patent has been granted in the US, in the EU and in Australia. The patent is pending in Canada and will expire in 2018.

Our technology platform and products are protected by a recently granted European patent and a follow-up internationally filed PCT patent application. These patents claim the principle of MAT molecules and provide for flexibility in selecting the respective functional modules of the MAT molecule. These patents will expire in 2019.

In addition, we own a PCT patent application providing a strong position on the recombinant production of the Fel d1 allergen contained in our Cat-MAT product. If granted, this patent will expire in 2021.

We intend to obtain additional licenses to patent rights from third parties providing access to specific components suitable for use in MAT molecules, including translocation and targeting modules and specific allergens or antigens.

1.4. Product Development

1.4.1. Cat-MAT – Immunotherapy to treat cat dander allergy (IVN201)

Exposure to airborne particles originating from household cats (Felis domesticus) is a common cause of allergy. The severity of the symptoms ranges from mild rhinitis and conjunctivitis to potentially life-threatening exacerbations in asthmatic patients. Cat dander allergy is one of the most significant causes of symptoms within the allergic population (39% in the USA and 30% in Europe). There are currently about 50 million patients suffering form allergies against cat dander in the USA and in Europe. The current treatment of cat allergy is by specific immunotherapy using injection of dander extracts. This current treatment suffers from unacceptable adverse reactions when efficacious allergen doses are used and it is therefore only administered on rare occasions. Accordingly, we believe that there is a current unmet medical need to provide a safe and efficacious immunotherapy to treat cat dander allergy.

PRECLINICAL DEVELOPMENT

We are undertaking a program of preclinical development for IVN201 which has been designed to fulfill the ethical and regulatory requirements for approval of clinical studies. The following preclinical studies have been completed:

  Immunogenicity studies of IVN201 in mice: In these studies, we demonstrated that IVN201 has a dose dependent effect on immunogenicity and identified an optimal dose level. In addition, the immunogenicity studies demonstrated that the maximum immunogenicity is induced after three intralymphatic administrations of IVN201.

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  Demonstration of efficacy in in vivo sensitization model for cat dander extract in mice: We completed a study in an in vivo sensitization model for cat dander extract (termed an “anaphylaxis mouse model”), which indicated that intralymphatic administration of IVN201 induces an effective immune response which protects animals from anaphylaxis.

  GMP compliant production protocol: In collaboration with a contract manufacturing organization we are developing a GMP compliant production protocol for the manufacture of clinical grade IVN201. Problems with transfer of the process to the GMP facility recently caused a delay of the preclinical development program. However, the process for the manufacture of IVN201 has now been successfully transferred to the GMP facility.

The following preclinical studies are currently ongoing and are expected to be completed before the end of 2007:

  Demonstration of stability of the product: Studies to assess the stability of IVN201 are currently being undertaken by a contract manufacturing organization.

  Development of analytical methods to characterize IVN201: In collaboration with Therapeomics AG, a contract research organization, we are currently developing analytical methods to characterize the properties of IVN201.

  Development of a stable formulation of the product: In collaboration with Therapeomics AG we are developing a stable drug formulation of IVN201 adsorbed on aluminum hydroxide.

  Toxicological testing with GMP material: Studies to assess toxicity of IVN201 in rodents are currently being conducted by a contract research organization. The aim of these toxicology studies is to demonstrate that IVN201 does not cause any toxic effects in rodents, even if massive overdoses (10 to 100 fold of human dose) are administered.

  Biodristribution studies: Animal studies to assess the bio-distribution of IVN201 to different organs and compartments of the body will be performed.

  Submission of investigator brochure and product documentation to Swissmedic: After completion of the preclinical testing and the manufacture of clinical material of IVN201 an investigator brochure and respective product documentation will be prepared for submission to the Swiss regulatory authority (Swissmedic).

We have discussed our preclinical development plan with Swissmedic and the Paul Ehrlich Institute (PEI) in Langen, Germany. The Paul Ehrlich Institute is the German federal authority that regulates the research, development and marketing of vaccines and biopharmaceutical drugs in Germany. The Paul Ehrlich Institute has advised us that, subject to successful completion of our preclinical development program and their suggested additional characterization of our product, our preclinical development program will be considered sufficient for the Paul Ehrlich Institute to grant us permission to conduct clinical studies with IVN201.

CLINICAL DEVELOPMENT

We have developed a clinical development program for IVN201 with the objective of enabling us to meet the requirements for regulatory approvals for marketing

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of IVN201 in the European Union and the United States if our clinical tests are successfully completed.

Our clinical development plan includes the following studies:

IVN-CAT-01a

This study is an “ex vivo” study that uses blood from 10 patients allergic to cat dander to assess the safety of IVN201 in comparison to recombinant allergen and cat dander extract using a test known as a “cellular antigen stimulation test” (CAST). The first part of this study concluded that the use of IVN201 in allergic patients for specific immunotherapy might be safer when compared to specific immunotherapy using recombinant allergen and cat dander extract and may not cause systemic allergic side effects. The second part of this study is ongoing and our objective is to confirm the conclusion reached in the first part of the study.

IVN-CAT-01b

This study is planned to evaluate IVN201 using our novel treatment schedule consisting of three bi-weekly intralymphatic injections in patients allergic to cat dander. The main objectives of this placebo controlled study are:

  to assess the safety and immunogenicity of IVN201 immunotherapy;

  to establish the allergen specific provocation tests (skin prick, intradermal, conjunctival and nasal),

  to assess the efficacy of IVN201 immunotherapy using skin prick, intradermal, conjunctival and nasal allergen provocation tests,

  to estimate the patient numbers required to demonstrate dose- dependent efficacy in the IVN-CAT-002 study.

This study will include a total of 20 patients allergic to cat dander extract, 12 of which will receive the IVN201 immunotherapy and 8 will receive placebo. We expect to start this study at the Dermatology unit of the University Hospital Zurich in the second half of 2007. This study is expected to last for about six to nine months and will provide us with our first “proof-of-concept” data for IVN immunotherapy, indicating the immunogenicity and the efficacy of MAT immunotherapy to treat cat dander allergy. We expect to receive this data in the first half of 2008.

IVN-CAT-02

The IVN-CAT-02 study will be designed to evaluate the safety, immunogenicity and efficacy of the IVN201 immunotherapy in comparison to placebo vaccinations. The study size is dependent on the results of the IVN-CAT001b study and it is currently expected to be between 60 and 120 patients. We anticipate that the study would be carried out at multiple centers in Switzerland and Germany.

In this study, three different dose levels of IVN201 immunotherapy will be evaluated in comparison to placebo. All patients of the study will undergo allergen specific provocation tests (skin prick, intradermal, conjunctival and nasal), before and after treatment. Efficacy of the immunotherapy will be determined by an increased tolerance of the allergen in the respective provocation tests after therapy. We expect that the results of this study will

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enable us to establish the optimal effective dose of IVN 201 for successful immunotherapy. This dose would then be evaluated in a pivotal Phase III study in a larger number of patients. The exact number of patients can not be projected at this stage and will be determined based on the results of the IVN-CAT-01b study.

European Phase III studies

The PEI suggested requesting scientific advice from the EMEA for the design of Phase III clinical studies, since there are currently no immunotherapeutics for cat dander allergy approved across Europe. Therefore, it might be possible, that a single (or maybe two) clinical Phase III trials with IVN201 and placebo as control in 250 to 500 patients might be sufficient for product registration in Europe. The Company intends to request a scientific advice meeting with the EMEA as soon as first results of the IVN-CAT-02 study are available, presuming that the results of the IVN-CAT-02 study indicate that further development is warranted. Therefore, the exact designs and objectives of studies subsequent to the IVN-CAT-02 study will be adapted based on discussions of the program and data from the IVN-CAT02 study with EMEA.

Planned clinical development of IVN201 in the USA

After completion of the IVN-CAT-01b study, we plan to actively pursue the preclinical and clinical development of IVN201 for the US market, presuming that the results of the IVN-CAT-01b study are positive. In order to do so, we expect that we will have to conduct additional safety and toxicity studies in a second animal species before we can file an investigational new drug (IND) application with the FDA. Prior to commencing these studies, we anticipate that we will conduct a pre-IND meeting with the FDA to determine which preclinical studies have to be completed. We anticipate that we would discuss the detailed design of the first clinical study to be conducted in the US with the FDA at this pre-IND meeting.

1.4.2. Birch-MAT- Immunotherapeutic to treat birch pollen allergy

It is estimated that there are about 15 million patients in the USA and 12 million patients in Europe who suffer from birch pollen allergy. ImVisioN’s Birch-MAT is based on a MAT molecule containing Bet v 1 and Bet v 2, the major allergens for birch pollen allergies which are recognized by 95% of patients allergic to birch pollen.

Our Birch-MAT candidate is currently in the preclinical research stage. With the preliminary product candidate, we have already obtained promising data in ex vivo studies that indicate that Birch-MAT triggers a more favourable immune response as compared to recombinant Bet v 1.

Currently, we are preparing to conduct further in vivo preclinical studies in order to assess the safety and efficacy of the new MAT molecules.

1.	A mouse anaphylaxis model in which mice sensitised to birch pollen will be administered the Birch-MAT candidate in order to evaluate the efficacy of the candidate.

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2.

A mouse model of allergic airway inflammation in which the efficacy of the Birch-MAT candidate against asthmatic disease, which is a common life threatening result of allergic disease, will be evaluated.

Our objective is to identify the clinical product candidate for Birch-MAT in the second quarter of 2007. If this objective is met, then our objective would be to complete preclinical development and start Phase I/II clinical studies to demonstrate immunogenicity and efficacy in the third quarter of 2008.

Our preclinical testing will be co-funded through a research grant from BMBF (German Ministry for Education and Research) until the identification of a clinical product candidate.

1.4.3. Mite-MAT- Immunotherapeutic to treat house dust mite allergy

Our initial product candidate for the treatment of allergies to house dust mites is known as Mite-MAT. It is estimated that there are about 30 million patients in the USA and 43 million patients in Europe who suffer from house dust mite allergies.

Der p 1 and Der p 2 are the two main allergens causing the symptoms in house-dust mite allergic patients. About 80% of patients who are allergic to house dust mites are sensitized to the Der p 1 and Der p 2 allergens. Therefore, we have selected these allergens as the “allergen modules” for Mite-MAT.

Our Mite-MAT candidate is currently in the preclinical research stage. With the preliminary product candidate, we have already obtained promising data in ex vivo studies that indicate that Mite-MAT triggers a more favourable immune response as compared to recombinant Der p 1.

We plan to evaluate our Mite-MAT candidates in further efficacy and safety studies:

1.	A mouse anaphylaxis model in which mice sensitised to house dust mite extract will be administered the Mite-MAT candidate in order to evaluate the efficacy of the candidate.

2.	A mouse model of allergic airway inflammation, in which the efficacy of the Mite-MAT candidate against asthmatic diseases, will be evaluated.

Our objective is to identify the clinical product candidate for Mite-MAT in the second half of 2007. If this objective is met, then our objective would be to complete preclinical development and to start Phase I/II clinical studies to demonstrate immunogenicity and efficacy in the second half of 2008.

As with Birch-MAT, our preclinical testing will be co-funded through a research grant from BMBF until the identification of a clinical product candidate.

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Use of Proceeds

The net proceeds to us from the Private Offering of 10,000,000 common shares estimated to be approximately $ 3,900,000, after deduction of expenses payable by us in connection with this offering, will be used by us to fund the following business purposes:

  Completion of preclinical development of IVN201

  Initiation of Phase I/IIa clinical testing in order to demonstrate preliminary efficacy in allergic patients (proof-of-concept)

  identification of clinical candidates for Birch-MAT and Mite-MAT and initiation of preclinical development general and administrative expenses

  license fees and milestone payments to third party licensees a termination fee of $100,000 payable to Debondo Capital.

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Risk Factors

An investment in our common stock involves a high degree of risk. Each prospective investor should carefully review the Prospectus and the agreements referred to therein before deciding to invest in our Company. In particular, investors are urged to review the section “Risk Factors” in the Prospectus, which include the following risks concerning our business and the Offering. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock, when and if we trade at a later date, could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

  We currently have no product revenues and will need to raise additional capital to operate our business.

  We are currently not profitable and may never become profitable.

  We have a limited operating history upon which to base an investment decision.

  As there is a substantial doubt as to our ability to continue as a going concern, there is a significant risk that our business will fail.

  All of our assets and all of our directors and officers are located outside the United States, with the result that it may be difficult for investors to enforce within the United States any judgments obtained against us or our directors and officers.

  If we do not obtain the necessary U.S., European or worldwide regulatory approvals to commercialize our product candidates, we will not be able to market and sell our product candidates.

  Our initial IVN201 product candidate is expected to enter clinical trials within the next 6 to 9 months, which are very expensive, time-consuming and difficult to design. We cannot predict with any certainty that we will ever receive regulatory approval to sell our IVN201 product candidate.

  If the results of our clinical trials do not support our product candidate claims, the completion of development of such product candidates may be significantly delayed or we may be forced to abandon development altogether, which will significantly impair our ability to generate product revenues.

  Because we are dependent on clinical research institutions and other contractors for clinical testing and for research and development activities, the results of our clinical trials and such research activities are, to a certain extent, beyond our control.

  Our intention to rely exclusively on third parties to formulate and manufacture our product candidates exposes us to a number of risks that may delay the development, regulatory approval and commercialization of our products or result in higher product costs.

  We have no experience selling, marketing or distributing products and no internal capability to do so.

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  If physicians, patients, third-party payers and the medical community do not accept and use our drugs, our ability to generate revenues from sales of our products will be materially impaired.

  Our ability to generate product revenues will be diminished if our drugs sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement.

  We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

  If we cannot compete successfully for market share against other drug companies or if competitors develop safer and more effective products than our product candidates, we may not achieve sufficient product revenues and our business will suffer.

  If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

  If we infringe the rights of third parties we could be prevented from selling products, forced to pay damages, and defend against litigation.

  Our license agreements relating to our product candidates may be terminated in the event we commit a material breach, the result of which would significantly harm our business prospects.

  If we are unable to successfully manage our growth, our business may be harmed.

  We rely on key executive officers and their experience and knowledge of our business would be difficult to replace in the event any of them left our company.

  If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

  We are incurring a significant portion of our operation expenses in Europe and we are therefore subject to currency risks

Risks Relating to Our Common Stock

  Because there is no minimum number of shares that are required to be sold in order for us to accept share subscriptions for the Company Offering, there is a risk that we may accept your subscription for shares yet not have achieved sufficient financing to continue our plan of operations in the manner described in this prospectus.

  Purchasers of shares of common stock offered in this offering will suffer an immediate dilution due to this offering.

  We have not paid any dividends and do not foresee paying dividends in the future.

  Nextech Venture, our principal shareholder, will be able to exert significant control over the Company after the Offering, and its interests may differ from those of the Company’s other shareholders

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  We may issue additional shares in the future and these sales will result in dilution to our existing shareholders and may reduce the market price of our shares

  Sales of a substantial number of shares of our common stock into the public market by the selling shareholders named in the Prospectus may result in significant downward pressure on the price of our common stock which would result in our inability to sell the shares that we are offering in the Company Offering.

  There is no active trading market for our common stock, and if a market for our common stock does not develop our investors will be unable to sell their shares.

  Our common stock will be subject to the “Penny Stock” rules of the SEC, which will make transactions in our common stock cumbersome and may reduce the value of an investment in our common stock.

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Management and Organization

1.5. Management

In order to optimally employ capital resources and to secure access to excellent expertise, we currently pursue an outsourcing business model and have a small Management Team which coordinates and directs the outsourced tasks related to the research and development of our product candidates. The members of the Management Team have significant experience in the pharmaceutical and biotechnology industry.

Dr. Martin Steiner – Chief Executive and Chief Financial Officer (CEO and CFO)

Dr. Steiner is CEO and CFO of ImVisioN Therapeutics Inc. and CEO of its German subsidiary ImVisioN GmbH. Dr. Steiner joined ImVisioN GmbH at its foundation in January 2005. Prior to joining ImVisioN, he was CEO of apovia AG, Martinsried, Germany, a biotechnology company focused on research and development of vaccines against infectious diseases (1997-2004). Prior to that, Dr. Steiner held a position in Business Development at SmithKline Beecham Biologicals, Rixensart, Belgium (1995-1997). Dr. Steiner obtained a PhD in Microbiology and Genetics at the University of Vienna, Austria, and an MBA from University of Michigan, USA.

Prof. Dr. Horst Rose - Chief Operating Officer (COO)

Prof. Rose is COO of ImVisioN Therapeutics Inc. and of its German subsidiary ImVisioN GmbH. Prof. Rose joined ImVisioN GmbH at its foundation in January 2005. Prior to joining ImVisioN, he was Head of Medical Research at BioVisioN AG, Hanover, Germany (2002-2005). Prior to that, Prof. Rose held a leading position in R & D (Cardiovascular) and was Chief of the Department of Pharmacology at Solvay Pharmaceuticals, Hanover, Germany (1992-2002). He was appointed as Professor of Physiology at the RWTH Aachen, Germany, in 2000. He holds a degree in biology at the University RWTH Aachen and received his PhD at the Medical Faculty of the RWTH Aachen, Germany.

The Management Team is further supported and complemented by a team of experienced professionals providing expertise and support for research and preclinical and clinical development of our products, including

Prof. Dr. Reto Crameri, for research and preclinical development

Prof. Crameri is currently the Head of the Division of Molecular Allergology at the Swiss Institute of Allergy and Asthma Research (SIAF) in Davos, Switzerland, and Guest Professor for Molecular Immunology at the University of Salzburg, Austria. Previously Prof. Crameri held a senior scientific position at Biogen SA in Geneva and was the Head of the Swiss Radon Project at the Paul Scherrer Institute (1987-1989). He originally studied microbiology and biochemistry at the Swiss Federal Institute of Technology (ETH) Zurich, Switzerland, where he completed his PhD in genetics of industrial microorganisms in 1980.

Prof. Dr. Crameri is the main inventor of the MAT technology, which ImVisioN is using to develop allergy immunotherapy.

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PD Dr. Thomas Kündig, for preclinical and clinical development

Dr. Kündig is currently the Medical Director of the Department of Dermatology at the University Hospital Zurich, Switzerland. Prior to that, he held postdoctoral positions at the Department of Medical Biophysics (Prof. Dr. T. Mak) at the University of Toronto, Canada, (1992-1995) and the Institute for Experimental Immunology (Prof. Dr. R. Zinkernagel) at the University Zurich (1989-1992). He obtained his M.D. at the University of Zurich. Dr. Kündig has been involved in the founding of several biotechnology companies.

Dr. Kündig is the main inventor of the intralymphatic immunotherapy (ILIT), which ImVisioN is using for the delivery of its allergy treatments.

We have established a broad network of external collaborators providing services for preclinical development, formulation development, toxicology studies, product manufacturing and for the conduct and monitoring of clinical studies.

1.6. Board of Directors

Dr. Dr. Sven Rohmann, Chairman of the Board

Dr. Rohmann is currently Venture Fund Manager at Novartis Pharma. From 2002 to the end of March 2007 Dr. Rohman was the managing partner of Nextech Venture Ltd., Zurich, Switzerland. From 2001 to 2005, he was CEO of two biotech companies; BioVisioN AG, Hanover, and Ganymed Pharmaceuticals AG, Mainz, and he was also a member of the board of directors for Xerion Pharmaceuticals AG, Munich. Prior to that, Dr. Rohmann held various management positions at Merck KGaA, Darmstadt, Germany (1992-2001), including Manager of the Oncology business area and Global Head of Strategic Marketing for Oncology. Dr. Rohmann obtained his MD at the University of Mainz, Germany, and his PhD at the Erasmus University Rotterdam, Netherlands.

Dr. Martin Steiner, Director and CEO and CFO

Prof. Dr. Horst Rose, Director and COO

1.7. Scientific Advisory Board

Our Scientific Advisory Board is comprised of internationally renowned experts in the field of immunology, allergy and clinical research and development:

  Prof. Dr. Rolf Zinkernagel, Nobel-Laureat for Medicine and Physiology in 1996, University Zurich; Switzerland

  Prof. Dr. Andreas Pfützner, Institute for Clinical Research and Development, Mainz, Germany

  PD Dr. Thomas Kündig, University Hospital Zurich, Switzerland

  Prof. Dr. Ludger Klimek, Center for Rhinology and Allergology at the HNO- University Clinic Mannheim, Germany

  Dr. Hans Grönlund, Karolinska Institute, Stockholm, Sweden

  Prof. Dr. Reto Crameri, Swiss Institute of Allergy and Asthma Research, Davos

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Background and Corporate Information

ImVisioN Therapeutics Inc. was founded by Dr. Martin Steiner, Prof. Dr. Horst Rose, Prof. Dr. Reto Crameri, Dr. Thomas Kündig and Prof. Dr. Rolf Zinkernagel and incorporated under the laws of the state of Nevada on June 15, 2006. We conduct our business operations through our German subsidiary, ImVisioN GmbH. ImVisioN GmbH was formed as a limited liability company under the laws of Germany on January 28, 2005. We acquired all of the issued and outstanding share capital of ImVisioN GmbH on June 30, 2006 from Nextech Venture LP. As a result of this transaction, ImVisioN GmbH became our wholly owned subsidiary. We issued 20,400,000 shares of our common stock to Nextech Venture as consideration for the acquisition of ImVisioN GmbH. Nextech Venture became one of our principal shareholders upon completion of this transaction.

We completed a private placement of 8,000,000 shares of our common stock at a price of $0.25 per share for proceeds of approximately $2,000,000 on August 21, 2006. Of these shares, 4,600,000 shares were purchased by Nextech Venture LP, our principal shareholder.

Our principal executive offices and the offices of ImVisioN GmbH are located at Feodor-Lynen Strasse 5, 30625 Hanover, Germany.

We maintain a corporate website at www.imvision-therapeutics.com. Our web site and the content of our web site are not incorporated as part of our Prospectus.

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